United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

June 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F           X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes                    No            X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes                    No            X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes                    No            X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

Press Release
Signatures

Companhia Vale do Rio Doce

Shares traded by Board Members, Fiscal Council, Executive Directors and principal shareholder on May 2004 (aggregate).

Company: Companhia Vale do Rio Doce
Board Members

Initial balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	PN	1,008	0	0
Shares	ON	112	0	0

Final balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	PN	1,008	0	0
Shares	ON	112	0	0

Company: Companhia Vale do Rio Doce
Executive Directors

Initial balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	PN	14,200	0.01	0
Shares	ON	10,538	0	0

Final balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	PN	14,200	0.01	0
Shares	ON	10,538	0	0

Company: Companhia Vale do Rio Doce
Audit Committee Members*

Initial balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	PN	98	0	0

Final balance

%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
—	—	—	—	—

Company: Companhia Vale do Rio Doce
Principal Shareholder (Valepar S.A.)

Initial balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	ON	130,715,711	52.3	33.6

Final balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	ON	130,715,711	52.3	33.6

* There was a change in the composition of the Audit Committee. This is the reason for the change in the balance of securities owned by this group.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)

Date: June 14, 2004	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa Chief Financial Officer